November 30, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	IsoRay, Inc.
Request to Withdraw Amendment to Registration Statement on Form SB-2 filed on
November 17, 2006
Registration No. 333-129646

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), IsoRay, Inc. (the “Company”) hereby respectfully requests withdrawal of the amendment filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2006 (the “Amendment”) with respect to the Registration Statement on Form SB-2 (Registration No. 333-129646) (the “Registration Statement”) of the Company. The Company intended to file the Amendment as Post-Effective Amendment No. 4 to the Registration Statement. However, the Company’s outside legal counsel, Stephen Boatwright, has been advised by Jay Mumpford of the Division of Corporation Finance that the Amendment was inaccurately tagged as submission type “SB-2A” (reflecting a pre-effective amendment) when filed via EDGAR instead of as “POS AM” (reflecting a post-effective amendment). Accordingly, the Company hereby requests withdrawal of the Amendment and will refile Post-Effective Amendment No. 4 to the Registration Statement with the appropriate EDGAR submission type tag after the Commission grants the Company’s request for withdrawal of the Amendment.

Please provide a copy of the order granting the Company’s request for withdrawal of the Amendment to our outside legal counsel, Stephen Boatwright, by facsimile at (602) 248-2822. If you have any questions with regard to this request for withdrawal, please contact Mr. Boatwright at (602) 230-6361.

Very truly yours,

ISORAY, INC.

By: /s/	ROGER E. GIRARD
Name:	Roger E. Girard
Title:	President and Chief Executive Officer

cc:	Stephen Boatwright, Esq.